FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                21 October 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






Directorate Change

(London - 21 October 2003) The Board of International Power plc ("International Power" or the "Group") has today accepted the resignation of David Crane, Chief Executive Officer. David will be leaving the Group at the end of November 2003 to join NRG as Chief Executive Officer.

David has been with the Group for three and a half years and, together with Phil Cox, played a key part in the successful demerger of the business from National Power.

Since demerger, International Power has developed a strong senior management team and the Directors are confident that this team will continue to manage the Group successfully, both operationally and strategically. In the coming weeks, the Board will review the structure of the executive team and will consider both external and internal candidates for the role of Chief Executive Officer.

International Power confirms its 2003 earnings guidance of 9-11p for the full year. The Group's Q3 results will be announced on 11 November 2003.

Sir Neville Simms, Chairman of International Power, said:

"I have thoroughly enjoyed working with David and wish him well in his new role. I am pleased to say that he leaves behind a team of managers of depth and quality who are well placed to meet the opportunities and challenges in our markets around the world."


For further information please contact:

Aarti Singhal
+44 (0)207-320-8681


Notes to Editors: -

International Power plc is a global independent power producer with 10,990MW
(net) in operation and 610MW (net) under construction. Among the countries where International Power has facilities in operation are Australia, the United States, the United Kingdom, the Czech Republic, Oman, the UAE, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was created in October 2000 and its shares are traded on the London Stock Exchange, and as ADRs on the New York Stock Exchange under the ticker symbol "IPR".


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary